July 26, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Elektros, Inc.

Form 1-A

Filed April 6, 2021

File No. 024-11500

To the men and women of the SEC:

On behalf of Elektros, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 3, 2021 addressed to Mr. Levi Jacobson, the Company’s former Chief Executive Officer, with respect to the Company’s filing of its Form 1-A on April 6, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Offering Statement on Form 1-A General

1.	Please address the following comments related to your proposed reorganization with China Xuefeng Environmental Engineering, Inc. ("CXEE"):
•	Tell us how you intend to account for the reorganization. For example, clarify if the transaction represents a reorganization of entities under common control that you will retrospectively account for in a manner similar to a pooling of interests.

•	Provide historical CXEE financial statements and pro forma financial information reflecting the reorganization pursuant to Rules 8-04 and 8-05 of Regulation S-X or tell us why such information is not required. Refer to Part F/S (b)(7)(iii) and (b)(7)(iv) of Form 1-A.

COMPANY RESPONSE:

We intend to account for the holding company reorganization (“Reorganization”) as a reverse capitalization with Elektros, Inc. deemed the accounting acquirer and CXEE deemed the accounting acquiree under the purchase method of accounting. Historical financial statements and pro forma financial information of CXEE are not required because all the outstanding shares of CXEE held by Elektros at the completion of merger were cancelled immediately following the effective time of the reorganization and on the same day resulting in Elektros as a stand-alone company. Elektros has no subsidiaries. We have disclosed that fact in Part II of the offering circular summary on page 2.

2.	You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Please provide us your analysis of how you determined you meet the criteria specified in Rule 251(b)(1) and (b)(7). Include in your response specific details concerning the timing of the reorganization relative to this offering and the steps involved, including the issuance of shares.

COMPANY RESPONSE:

Pursuant to Rule 251 (b)(1), Elektros, Inc. was incorporated on December 1, 2020 in the State of Nevada. Elektros does not have any subsidiaries. Its principal place of business is in the United States. Elektros, Inc. is not a reporting or limited reporting company at this time and thus Rule 251 (b)(7) is not applicable to Elektros, Inc.

The timing of the reorganization relative to the offering is to achieve FINRA approval and SEC qualification before the September 28, 2021 deadline relating to publication or submission of quotations without specified information, (See SEC Releases Nos. 33-10842 and 34-89891; File No. S7-14-19. The first step was filing the Form 1-A. The second step was completing the Reorganization whereas each former shareholder of CXEE received an equivalent amount of shares in Elektros representing their same economic interest in CXEE prior to the merger. The third step was FINRA approval which was recently achieved whereas Elektros is now trading under the ticker symbol ELEK. The fourth step was removing the previous stop sign in the OTC MarketPlace and now a yield sign so that Elektros will not be in jeopardy of going dark and continue to trade. The fifth step is to clear comments and conditions with the Commission pursuant to the Form 1-A. The last step will be the attempt to complete the capital raise so ELEK can carry out its business plan.

3. Please clarify how immediately prior to the reorganization you will be a wholly owned subsidiary of CXEE given the disclosure on page 3 that you have no shares outstanding. Please also disclose any direct or indirect material interests that your affiliates have in the reorganization.

COMPANY RESPONSE:

Immediately prior to the reorganization, Elektros, Inc. issued 1,000 shares of common stock to CXEE. We have attached the Articles of Merger as Exhibit 1A-7 ACQ AGMT to the offering statement that discloses in the Recitals on Page 1 the outstanding shares issued and held by each constituent corporation prior to the merger.

4. We note the disclosure that you are a shell company. Please revise to explain limitations on investors' ability to resell your shares under Rule 144. Add any appropriate risk factors.

COMPANY RESPONSE:

We have added the following disclosure in Part I and Part II of the Offering Circular and added a risk factor on Page 7.

“The Company is a “shell” company in accordance with Rule 405 promulgated under the Securities Act of 1933. Accordingly, any securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the following conditions of Rule 144(i): (a) the issuer of the securities that was formerly a shell company has ceased to be a shell company; (b) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(D) of the Exchange Act of 1934; and the issuer of the securities has filed all Exchange Act reports and material required to be filed during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has lapsed from the time that the issuer filed current Form 10 type information with the Commission reflecting its status as an entity that is not a shell company. For purposes herein, following the effectiveness of this Offering Statement, the Company will not be subject to the reporting requirements of the Exchange Act. Thus, the Company will be required to file another registration statement and become subject to the reporting requirements thereof in order to potentially provide for the application of Rule 144.”

5. In light of the number of shares to be outstanding after the reorganization and the disclosed purpose that the reorganization "is to have a built in shareholder base that we can use to grow organically and trade in the OTC MarketPlace," please tell us on what registration statement or exemption from registration you intend to rely to effect the reorganization and related issuance of shares.

COMPANY RESPONSE:

We believe the Reorganization did not involve a sale of our common stock. The Agreement And Plan of Merger (the “Reorganization”) was effective on May 28, 2021, by and among China Xuefeng Environmental Engineering, Inc., a Nevada corporation (“Predecessor”), Elektros, Inc., a Nevada corporation (“Successor”) and a direct, wholly owned subsidiary of Predecessor, and Elektros Merger Sub, Inc., a Nevada corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Successor. Pursuant to the Reorganization and at the Effective Time, by virtue of the merger and without any action on the part of the holder thereof; each share of capital stock of the Predecessor issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Successor capital stock.

There was no “sale” of securities pursuant to the Reorganization. Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Pursuant to NRS 92A.180, a merger of parent into subsidiary or subsidiary into parent did not require the vote or consent of shareholders. A parent domestic corporation owning at least 90 percent of the outstanding shares of each class of a subsidiary may merge the subsidiary into itself without approval of the shareholders of the shareholder’s interests of the parent domestic corporation or the shareholders of the shareholder’s interests of the subsidiary domestic corporation. The board of directors of a parent corporation shall adopt the plan of merger. Articles of merger under this section may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization. The company stockholders were not entitled to dissenters’ appraisal rights.

Our Reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 resulted in (i) each of the Predecessor’s stockholders holding the same percentage interest in Successor as each stockholder held in the Predecessor immediately prior to the Reorganization, and (ii) each Predecessor stockholder being in the same economic position after the Reorganization as before the Reorganization.

In summary, (a) stockholder approval of the Reorganization was not required under NRS 92A.180; (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) the respective certificates of incorporation and bylaws of Predecessor and Successor were identical before and after the merger (e) Predecessor stockholders received securities of the same class evidencing the same proportional interest as Successor as those they held in Predecessor; (f) the Board of Directors of Successor were identical to the Board of Directors and officers of Predecessor as they were immediately prior to the consummation of the Reorganization; (g) the rights and interests of the holders of Successor capital stock were substantially the same as those they had as holders of the Predecessor common stock; (h) the board of directors of Predecessor and Successor intend that the Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue code; (i) Successor’s purpose was to effect the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (j) Merger Sub was formed for the purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (k) immediately following consummation of the Reorganization, Predecessor as the surviving corporation with Merger Sub had the same assets and liabilities that it had prior to consummation of the Reorganization; (l) the capital stock of Successor was converted solely as part of a Reorganization of Predecessor into a holding company structure.

Our Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 whereas there was no “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act. Therefore, the registration under the Securities Act was not required in connection with the Reorganization which is consistent with previous reviews of Form 10 registration statements by the Securities and Exchange Commission in respect to similar holding company reorganizations involving shell companies under comparable provisions of other state laws without shareholder approval, see Form 10 registration statements filed by the following issuers that later became effective with the Commission by Kaival Brands Innovation Group, Inc. fka Quick Start Holdings, Inc., File No. 000-56016, January 19, 2020, See Blubuzzard, Inc. fka Fast Lane Holdings, Inc., File No. 000-56019, January 25, 2019, See Srike Axe, Inc., File No. 000-53304, July 3, 2008, Desert Gateway, Inc., File No. 000-53293, June 27,2008 and Locan, Inc., File No. 000-53342, July 22, 2008.

In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

We have added the following language in Part II of the Offering Circular

“The Company believes that the Reorganization, deemed effective on May 28, 2021, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, the provisions of NRS 92A.180 did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.”

We have added the following Risk Factor on Page 7:

“The Company believes that the Reorganization, deemed effective on May 28, 2021, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, offer for sale or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. However, If the Company’s beliefs are later determined to be incorrect whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security. Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale.”

Cover Page

6. We note your disclosure that the company will provide final pricing information after the completion of the reorganization. Please revise to clarify whether the reorganization will occur after the qualification of the offering. If so, please explain how the offering will be commenced within two calendar days after the qualification date in accordance with Rule 251(d)(3)(F).

COMPANY RESPONSE:

We have clarified on the Cover Page the completion of the Reorganization that will result in the offering commencing within two calendar days after the qualification date in accordance with Rule 251 (d)(3)(F).

Management's Discussion and Analysis Plans and Operations after completion of Reorganization

7. Noting your disclosure on page 2 that you have no in-house capabilities in the design and test engineering of electric vehicles and their components and systems, please add disclosure explaining how you will carry out your stated production plans. For example, explain how you will create an initial prototype with no in-house capabilities. If you have entered into agreements with sources to design or manufacture prototypes, as you state on page 7, please describe the nature of the agreements and provide the material terms.

COMPANY RESPONSE:

We have disclosed the fact in Part II of our offering circular that we have entered into an agreement on June 1, 2021 with Technicon Design Corporation DBA Segula Technologies to create a high level development road-map for us and they will work to identify companies with a developed EV Chassis which can be used to jump-start the vehicle development process for us. Segula will design and develop with production intent for a single design theme Electric SUV. The total estimated cost of design and full size prototype/vehicle development including materials is estimated to be $8,000,000. The overall estimated time to deliver the road-map is estimated to be 304 hours billed at $163.00 per hour. The main project milestones are defined to as: Exterior and Interior Design, 12 weeks; Digital Theme development and surfacing, 12 weeks; and Manufacture/Build, 24 weeks. Payments of approximately $24,500 have been paid to Segula year to date for the design stage.

Part II - Offering Circular Summary Summary of Reorganization

8. Please revise to describe the current business activities of CXEE. In addition, file any agreements or plans related to the reorganization as exhibits to the offering statement, including the agreement and plan of merger noted on this page under the heading Post- Merger. Refer to Item 17(7) of Form 1-A.

COMPANY RESPONSE:

CXEE is a shell company with no assets, operations, revenue or present day business plan. CXEE became a stand-alone company post merger on May 28, 2021, the legal effective date of the Reorganization following the completion of the merger since all the shares held in CXEE by ELEK were cancelled immediately post merger on May 28, 2021. The Agreement and Plan of Merger has been attached as Exhibit 1A-7 ACQ AGMT to the offering statement.

9. Please identify the officers and directors of CXEE that will continue as officers and directors of the surviving corporation. File the articles of incorporation and bylaws of CXEE as exhibits to the offering statement.

COMPANY RESPONSE:

Mr. Levi Jacobson was the sole officer and director of CXEE and Elektros immediately before and at the effective time of the Reorganization. Mr. Jacobson recently resigned as Elektros sole officer/director on July 1, 2021. Mr. Jacobson’s resignation is attached as Exhibit EX1A-15 ADD EXHB. On the same date, Mr. Shlomo Bleier was appointed our sole officer/director by majority vote of shareholders and our director. Mr. Jacobson cancelled all of his shares held indirectly in Elektros by Goldjay Realty, Inc. and an equivalent amount of shares were subsequently issued to Jewish Enrichment Enterprise, Inc., an entity solely controlled by Mr. Bleier as compensation for his services. We have updated the Notes under Subsequent Events, the offering circular in Part II, page 7 to disclose the change in our officer/director, beneficial ownership table,share compensation award and disclosed the required background of officers. We acknowledge the Staff’s comment requesting us to attach the Articles of Incorporation and Bylaws for CXEE. However, we believe that would cause confusion since we have already attached Articles of Incorporation and Bylaws for ELEK and CXEE and ELEK are each now a stand-alone company.

10. Risk Factors

We depend on our sole director who has no experience in the electric vehicle business...

You discuss a Mr. Sondors in this section. Please advise or revise.

COMPANY RESPONSE:

We have revised to correctly state that Mr. Shlomo Bleier, our sole director has no experience in the electric vehicle business.

Security Ownership of Certain Beneficial Owners and Management

11. We note your disclosure on page 3 that upon completion of the reorganization, there will be 366,520,871 shares outstanding. Please revise the table on page 20 in a pre- qualification amendment to reflect the beneficial ownership after the reorganization.

COMPANY RESPONSE:

 We have updated the beneficial ownership table to reflect the share percentage ownership after the Reorganization.

Exhibits

12. Your charter says shareholders have cumulative voting rights. Your disclosure on page 16 says there are no cumulative voting rights. Please reconcile.

COMPANY RESPONSE:

We have amended our disclosure on page 16 to state that we have cumulative voting rights.

In addition, we have updated our risk factors to include penny stock disclosure on Page 6.

Date: July 26, 2021

/s/ Shlomo Bleier

Shlomo Bleier

Chief Executive Officer